UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2023 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2022 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This report provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2023 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2022. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. A list of abbreviations is included at the end of this report. Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 2023 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk For more information: See Investor Update presentation www.santander.co.uk

2 Santander UK Group Holdings plc Mike Regnier, Chief Executive Officer, commented: “We have delivered a good set of results in spite of a challenging macroeconomic environment. We have prioritised our customers’ needs, offering the right products and services as well as support with their finances when they need it. We provided competitive rates for savers, including a top-of-market easy access savings account, and helped homeowners struggling with rising rates, through the Government’s Mortgage Charter. “This quarter we opened our new head office in Milton Keynes, offering sustainable office spaces and exciting opportunities for both staff and the wider community. We have continued our branch network investment and modernisation programme, encouraging people to visit and make the most of the facilities we provide. We also opened two new Work Cafés, providing a modern environment to access banking services, co-working space and free meeting rooms. “Our clear strategy and prudent approach to risk – alongside the positive benefits of Banco Santander’s new operating model – will enable us to continue to support customers through the economic challenges ahead.” 9M-23 financial and business highlights We continued to help and support our customers facing the pressures of the current economic environment ▪ Strong deposit proposition with top-of-market savings rate in September and Edge Up current account paying interest and cashback. ▪ Proactively contacted 2.2 million customers this year to offer support with the increased cost of living. ▪ Network investment with ongoing branch refurbishment and new Work Cafés opened, providing banking and community services. ▪ NPS ranked 5th for Retail and 1st for Business & Corporate. Customer service is integral to our strategy and remains a key area of focus1. Good set of results with profit before tax of £1,731m (9M-22: £1,489m) ▪ Credit impairment charges down 20% to £204m. Cost of risk of 13bps (9M-22: 9bps), close to expected through-the-cycle average. ▪ Profit before tax up 16%, Return on ordinary shareholders’ equity of 13.2% (2022: 10.6%), RoTE of 15.0% (2022: 12.0%). Adjusted profit2 before tax up 13%, adjusted RoTE2 of 15.5% (2022: 14.1%). ▪ Banking NIM up 19bps to 2.23% (9M-22: 2.04%) largely driven by base rate increases and active management of our balance sheet. ▪ CIR of 47% (9M-22: 48%) as income increased, and transformation programme savings partially offset inflationary pressures. ▪ Transformation programme investment of £122m in 9M-23 (9M-22: £156m). Adjusted CIR2 of 44% (9M-22: 44%). Customer loans and deposits reduced following market trends and our disciplined pricing actions ▪ With a slower housing market and higher mortgage rates, applications fell in the first nine months of the year. ▪ Our decision to optimise the balance sheet given higher funding costs has contributed to a reduction of £10.1bn in mortgage lending. ▪ Customer deposits reduced by £6.0bn in 9M-23; only down £0.2bn in Q3-23 following good deposit acquisition in September. ▪ As a result of active balance sheet management, our LDR reduced to 111% (Dec-22: 113%). Our strategy delivers strong liquidity, funding and capital with prudent approach to risk ▪ Strong LCR of 155% (2022: 163%) with liquidity pool of £51.1bn (2022: £49.0bn). ▪ Customer deposits mainly retail with low average balances, 86% of these are covered by depositor guarantee scheme (FSCS). ▪ 85% of lending is prime UK retail mortgages with an average LTV of 51% (2022: 50%). Unsecured retail constitutes 2% of lending. ▪ Corporate customers are diversified across operating sectors. Low exposure to CRE and BTL lending. ▪ Stage 3 ratio of 1.48% (2022: 1.24%), with a modest increase in customers entering late arrears and a smaller mortgage book. ▪ CET1 capital ratio of 16.0% (2022: 15.2%) and UK leverage ratio of 5.3% (2022: 5.2%), well above regulatory requirements. ▪ Repaid £6.0bn TFSME in 9M-23 as planned with £19.0bn outstanding. Stable and diversified wholesale funding programmes. Looking ahead ▪ We expect high-for-longer interest rates to have a more pronounced impact on households and businesses. ▪ Banking NIM is likely to peak in 2023 reflecting base rate increases and disciplined pricing actions. ▪ We expect transformation programme savings to continue to help offset inflationary pressures on operating expenses. 1. See pages 10-11 for more on NPS. 2. Non-IFRS measure. See Appendix 1 for details and a reconciliation of APMs to the nearest IFRS measure.

Summarised consolidated income statement 9M-23 vs 9M-22

	9M-23	9M-22	*Change*
	£m	£m	%
Net interest income	3,561	3,293	*8*
Non-interest income[1]	424	415	*2*
Total operating income	**3,985**	**3,708**	***7***
Operating expenses before credit impairment (charges) / write-backs, provisions and charges	(1,856)	(1,770)	*5*
Credit impairment (charges) / write-backs	(204)	(256)	*(20)*
Provisions for other liabilities and charges	(194)	(193)	*1*
Profit before tax	**1,731**	**1,489**	***16***
Tax on profit	(462)	(356)	*30*
Profit after tax	**1,269**	**1,133**	***12***
Banking NIM	2.23%	2.04%	19bps
CIR	47%	48%	-1pp

Profit before tax up 16%

- Net interest income up 8% largely due to the impact of higher base rates with disciplined deposit pricing, partially offset by a reduction in lending margins. Banking NIM benefited from the disciplined pricing actions across both sides of the balance sheet, deposit betas increased in the third quarter.
- Non-interest income broadly flat. The £46m gain from our sale of Euroclear shares was partially offset by unrealised gains in 9M-22 which were not repeated this year.
- Operating expenses[3] up 5%, transformation programme and ongoing efficiency savings partially offset inflationary pressure on costs.
- Credit impairment charges down 20%, reflecting better macroeconomic scenarios from Sep-22.
- Provisions for other liabilities and charges broadly flat.
- Tax on profit increased by £106m as a result of both higher profits and an increase in underlying tax rates overall for the period, 2022 was also impacted favourably by a legislative reduction in the bank surcharge rate.

Summarised balance sheet	**30.09.23**	**31.12.22**
	£bn	**£bn**
Customer loans	208.8	219.7
Other assets	76.0	72.5
Total assets	**284.8**	**292.2**
Customer deposits	190.5	196.5
Total wholesale funding	59.4	63.0
Other liabilities	19.7	18.0
Total liabilities	**269.6**	**277.5**
Shareholders' equity	15.2	14.7
Total liabilities and equity	**284.8**	**292.2**

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Not used.
3. Operating expenses before credit impairment (charges) / write-backs, provisions and charges.

3 Santander UK Group Holdings plc

Customer deposits by segment	30.09.23	31.12.22
	£bn	£bn
Retail Banking	156.7	161.8
- Current accounts	*66.7*	*76.6*
- Savings accounts	*73.7*	*67.0*
- Business banking accounts	*10.8*	*12.2*
- Other retail products	*5.5*	*6.0*
Corporate & Commercial Banking	23.1	24.8
Corporate Centre	10.7	9.9
Total	**190.5**	**196.5**

Prudent approach to risk evident across product portfolios

- Mortgages: average stock LTV of 51% (2022: 50%) and average new loan size of £227k (2022: £237k). In 9M-23, c.£32bn of mortgages were refinanced and a further £50bn will reach end of incentive period by the end of 2024.
- UPL: Average customer balances £6k (2022: £6k).
- Business Banking: includes £1.9bn (2022: £2.4bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 89% (2022: 84%) of lending is collateralised on the vehicle.

Arrears over 90 days past due	30 September 2023	31 December 2022
	%	%
Mortgages	0.74	0.62
Credit cards	0.50	0.49
UPL	0.68	0.61
Overdrafts	2.54	2.24
Business Banking	3.11	3.47
Consumer Finance	0.40	0.44

- Early and late arrears remain at low levels across the portfolio. However, we have seen a slight increase in mortgage, UPLs and overdrafts arrears in recent quarters. Mortgage arrears of 0.74% remain below pre-Covid-19 average of 1.31%[1].

9M-23 ECL provision increased by £57m to £1,064m (Dec-22: £1,007m)

- Increases reflect updated economic assumptions and in CCB from higher single name cases. In the third quarter we incorporated a softening in the UK housing market in our scenarios.
- Gross write-off utilisation of £149m (9M-22: £120m).

Credit performance resilient with small increase in Stage 3 ratio

Credit Performance	30 September 2023				31 December 2022			
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Customer loans	£bn	%	%	%	£bn	%	%	%
Retail Banking	184.0	*90.6*	*8.2*	1.24	194.6	*91.5*	*7.4*	1.08
- Mortgages	177.0	*91.0*	*7.9*	1.15	187.1	*91.8*	*7.3*	0.99
- Credit Cards	2.6	*83.7*	*14.7*	2.82	2.5	*85.7*	*12.9*	2.53
- UPLs	2.0	*83.9*	*14.9*	1.21	2.0	*87.3*	*11.7*	1.07
- Overdrafts	0.4	*29.7*	*63.7*	7.67	0.5	*33.5*	*61.0*	5.93
- Business Banking	2.0	*87.4*	*6.3*	6.42	2.5	*88.3*	*5.3*	6.55
Consumer Finance	5.3	*92.8*	*6.7*	0.52	5.4	*93.0*	*6.5*	0.54
Corporate & Commercial Banking	18.3	*76.8*	*19.2*	4.24	18.5	*78.3*	*18.8*	3.08
Corporate Centre	1.2	*99.7*	*0.2*	0.09	1.2	*99.6*	*0.3*	0.10
Total	**208.8**	***89.5***	***9.1***	**1.48**	**219.7**	***90.4***	***8.4***	**1.24**

1. Average of 9 years to Dec-19.

4 Santander UK Group Holdings plc

Updated economic scenarios

- Our base case is broadly aligned to latest market consensus.
- The stubborn inflation scenario is based on higher inflation, which is persistently above the Bank of England target leading to further base rate increases. These further add to the cost of living crisis and falling consumer demand.
- The other downside scenarios capture a range of risks, including continuing weaker investment reflecting the unstable environment; a larger negative impact from the EU trade deal increasing costs and a continuing and significant mismatch between job vacancies and skills, as well as a smaller labour force.
- The upside scenario incorporates a quicker economic recovery with some lag in house price declines compared to the base case.
- Scenario weightings were unchanged between Q3-23 and Q2-23.

Economic scenarios 30-Sep-23		Upside %	Base case %	Downside 1 %	Stubborn Inflation %	Downside 2 %	Weighted
GDP (calendar year annual growth rate)	2023	0.4	0.3	0.2	0.0	-0.5	0.2
	2024	1.0	0.4	-0.4	-2.0	-3.6	-0.5
	2025	2.3	1.3	0.4	-0.3	-0.3	0.8
	2026	2.4	1.5	0.4	0.4	0.8	1.2
	2027	2.4	1.4	0.3	0.8	2.3	1.4
	Peak to trough[1]	0.0	-0.2	-0.7	-2.8	-5.2	-1.2
Base rate (At 31 December)	2023	5.25	5.25	5.75	6.00	5.25	5.45
	2024	4.50	4.75	5.25	6.00	4.00	4.95
	2025	3.50	3.75	4.00	4.50	2.75	3.80
	2026	2.50	3.25	3.25	3.25	2.50	3.10
	2027	2.50	3.00	3.00	3.00	2.50	2.90
	5 yr Peak	5.25	5.25	6.00	7.00	5.25	5.68
HPI (Q4 annual growth rate)	2023	-2.6	-7.0	-3.9	-5.4	-6.7	-5.9
	2024	-5.2	-2.0	-8.0	-11.2	-14.1	-6.0
	2025	-0.8	2.0	-2.4	-4.4	-6.4	-0.8
	2026	2.0	3.0	2.0	2.0	2.0	2.5
	2027	3.0	3.0	3.0	3.0	3.0	3.0
	Peak to trough[2]	-12.3	-11.1	-17.5	-23.2	-28.2	-16.0
Unemployment (At 31 December)	2023	4.4	4.3	4.5	4.5	5.2	4.4
	2024	4.4	4.5	5.0	5.7	8.5	5.2
	2025	3.6	4.4	5.0	5.8	7.9	5.0
	2026	3.4	4.3	5.4	6.1	7.3	5.0
	2027	3.1	4.3	5.6	6.1	6.6	4.9
	5yr Peak	4.6	4.5	5.8	6.1	8.5	5.4
Weighting Sep-23:		10%	50%	10%	20%	10%	100%

ECL 30-Sep-23 (100% weight to each scenario)	Upside £m	Base case £m	Downside 1 £m	Stubborn Inflation £m	Downside 2 £m	Weighted £m
Retail Banking	486	498	566	673	871	573
Consumer Finance	70	71	71	74	74	72
Corporate & Commercial Banking	387	396	428	456	499	419
Corporate Centre	-	-	-	-	-	-
Total	**943**	**965**	**1,065**	**1,203**	**1,444**	**1,064**

1. Peak is taken from GDP level at Q2-23.
2. Peak is taken from HPI level at Q3-22.

5 Santander UK Group Holdings plc

Treasury

Highly liquid balance sheet

- Strong LCR of 155%, (Dec-22: 163%), with £18.1bn surplus LCR eligible liquid assets to minimum requirement.
- LCR eligible liquidity pool of £51.1bn (Dec-22: £49.0bn), includes £40.1bn cash and central bank reserves (Dec-22: £44.5bn).
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Strong and diversified funding across well-established issuance programmes

- LDR reduced to 111% with lower customer lending and deposits after pricing actions in Q4-22 to optimise the customer balance sheet and mortgages down £10.1bn and deposits down £6.0bn.
- In 9M-23 we issued c.£5.6bn Sterling equivalent medium term funding, including c.£1.5bn of MREL issuance and c.£4.1bn of other secured issuance from Santander UK plc. We also issued £1.1bn of Tier 2 securities which were bought by Banco Santander.

Capital ratios well above regulatory requirements

- The CET1 capital ratio increased 80bps to 16.0%. This was largely due to higher profit and a reduction in RWA exposure. We remain strongly capitalised with significant headroom to minimum requirements and MDA.
- RWAs decreased with lower mortgage lending and active balance sheet management.
- UK leverage ratio remained broadly stable at 5.3% (2022: 5.2%). UK leverage exposure remained stable at £249.2bn (2022: £248.6bn).
- Total capital ratio increased to 22.2% (2022: 20.4%) as a result of the increase in CET1 ratio and Tier 2 issuances.

Structural hedge evolution

- Our structural hedge position decreased, with c.£99bn at Sep-23 (Dec-22: c.£108bn), and duration of c.2.6 years (Dec-22: c.2.5 years).
- The balance on the structural hedge fell in 2023 reflecting lower non-rate sensitive liabilities. The overall contribution has however increased as maturities were replaced with higher yielding term assets offsetting the lower balance. Going forward we expect the overall contribution of the structural hedge to continue to increase.

Key metrics	30 September 2023		31 December 2022	
	£bn	%	£bn	%
LCR	51.1	155	49.0	163
CET1 capital	11.2	16.0	10.8	15.2
Total qualifying regulatory capital	15.5	22.2	14.5	20.4
UK leverage (T1 capital)	13.3	5.3	12.9	5.2
RWA	70.1	-	71.2	-
LDR	-	111	-	113
Total wholesale funding and AT1	61.6	-	65.2	-
- term funding	53.6	-	57.8	-
- TFSME	19.0	-	25.0	-
- with a residual maturity of less than one year	12.4	-	11.0	-

Summarised changes to CET1 capital ratio	
Profit net of distributions	+0.75pp
Pension	-0.17pp
Expected loss less provisions	-0.08pp
RWA and other	+0.29pp

CET1 capital ratio MDA trigger (headroom 3.8%)	Minimum %
Pillar 1	4.5
Pillar 2A	3.2
Capital conservation buffer	2.5
Countercyclical capital buffer	2.0
Current MDA trigger	**12.2**

6 Santander UK Group Holdings plc

7 Santander UK Group Holdings plc Appendix 1 – Alternative Performance Measures In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS. We use these APMs when planning, monitoring, and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures. a) Adjusted profit metrics As shown in the table below, profit before tax is adjusted for items management believe to be significant. We adjust for these to facilitate operating performance comparisons from period to period. Ref. 9M-23 9M-22 £m £m Non-interest income Reported (i) 424 415 Adjust for transformation related net loss / (gain) on sale of property (3) 7 Adjusted (ii) 421 422 Operating expenses before credit impairment (charges) / write-backs, provisions and charges Reported (iii) (1,856) (1,770) Adjust for transformation 92 121 Adjusted (iv) (1,764) (1,649) Provisions for other liabilities and charges Reported (194) (193) Adjust for transformation 33 28 Adjusted (161) (165) Profit before tax Reported 1,731 1,489 Specific income, expenses and charges 122 156 Adjusted 1,853 1,645 Prior period adjustment: In Q1-23 we removed the operating lease depreciation adjustment to non-interest income and operating expenses to align to Banco Santander's presentation. Prior periods were restated, there was no impact on adjusted profit. In 9M-22 adjusted non-interest income and adjusted operating expenses increased by £60m and the adjusted CIR increased by 1pp to 44%. Net loss / (gain) on sale of property: previously named ‘net gain on sale of London head office and branch properties’, now also includes subsequent sale of property under our transformation programme. Transformation costs and charges: relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. Adjusted CIR Calculated as adjusted total operating expenses before credit impairment (charges) / write-backs, provisions and charges as a percentage of the total of net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme. Ref. 9M-23 9M-22 CIR (iii) divided by the sum of (i) + net interest income 47% 48% Adjusted CIR (iv) divided by the sum of (ii) + net interest income 44% 44%

8 Santander UK Group Holdings plc b) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. 9M-23 Adjust for transformation As adjusted £m £m £m Profit after tax 1,269 88 1,357 Annualised profit after tax 1,697 1,814 Phasing adjustments (11) (70) Profit / adjusted profit due to equity holders of the parent (A) 1,686 1,744 9M-23 Equity adjustments As adjusted £m £m £m Average shareholders' equity 14,980 Less average Additional Tier 1 (AT1) securities (2,196) Average ordinary shareholders' equity (B) 12,784 Average goodwill and intangible assets (1,547) Average tangible equity (C) 11,237 9 11,246 Return on ordinary shareholders' equity (A/B) 13.2% - RoTE (A/C) 15.0% 15.5% 2022 Adjust for transformation As adjusted £m £m £m Profit after tax 1,423 254 1,677 Less non-controlling interests of annual profit (17) (17) Profit / adjusted profit due to equity holders of the parent (A) 1,406 1,660 2022 Equity adjustments As adjusted £m £m £m Average shareholders' equity 15,545 Less average Additional Tier 1 (AT1) securities (2,194) Less average non-controlling interests (118) Average ordinary shareholders' equity (B) 13,233 Average goodwill and intangible assets (1,548) Average tangible equity (C) 11,685 63 11,748 Return on ordinary shareholders' equity (A/B) 10.6% - RoTE (A/C) 12.0% 14.1% Adjustment for transformation Details of these items are outlined in section a) of Appendix 1, with a total impact on profit before tax of £122m. The impact of these items on the taxation charge was £34m and on profit after tax was £88m. Tax is calculated at the standard rate of corporation tax including the bank surcharge, except for items such as conduct provisions which are not tax deductible. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Appendix 2 – Additional information

Mortgage metrics	30.09.23	31.12.22
Stock average LTV[1]	51%	50%
New business average LTV[1]	65%	69%
London lending new business average LTV[1]	64%	66%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	89%	89%
Variable rate proportion of loan book	8%	7%
SVR proportion of loan book	2%	3%
FoR proportion of loan book	1%	1%
Proportion of customers with a maturing mortgage retained[2]	77%	81%
Average loan size (stock)[3]	£187k	£184k
Average loan size (new business)	£227k	£237k

Customer loans by segment	30.09.23	31.12.22
	£bn	£bn
Retail Banking	184.0	194.6
- Mortgages	*177.0*	*187.1*
- Other (Business Banking and unsecured lending)	*7.0*	*7.5*
Consumer Finance	5.3	5.4
Corporate & Commercial Banking	18.3	18.5
Corporate Centre	1.2	1.2
Total	**208.8**	**219.7**

Interest rate risk

NII sensitivity[4]	9M-23	2022
	£m	£m
+100bps	113	238
-100bps	(122)	(194)

- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

1. Balance weighted LTV.
2. Applied to mortgages four months post maturity and is calculated as a 12-month average of retention rates to Jun-23 and Dec-22 respectively.
3. Average initial advance of existing stock.
4. Based on modelling assumptions of repricing behaviour.

9 Santander UK Group Holdings plc

10 Santander UK Group Holdings plc List of abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IFRS International Financial Reporting Standards LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NPS Net Promoter Score PRA Prudential Regulation Authority RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

11 Santander UK Group Holdings plc Retail NPS: Our customer experience research was subject to independent third party review. We measured the main banking NPS of 17,095 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ending 30 September 2023, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (Natwest & RBS) and TSB. September 2023: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 5th and makes their rank statistically equivalent. December 2022: NPS ranked 6th for Retail, we note a margin of error which impacts those from 4th to 6th and makes their rank statistically equivalent. Business & Corporate NPS: Business and corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 8,522 interviews made in twelve months ended 18 September 2023 with businesses turning over from £0 - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS-recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. September 2023: NPS ranked 1st for Business & Corporate. December 2022: NPS ranked 1st for Business & Corporate. Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2023, the bank had around 19,800 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At 30 June 2023, Banco Santander had more than 1.2 trillion euros in total funds, 164 million customers, of which 28 million are loyal and 53 million are digital, 9,000 branches and over 212,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 271 of the Santander UK Group Holdings plc 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 7 March 2023. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

1 Santander UK Group Holdings plc SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 26 October 2023 By / s / Mike Regnier Mike Regnier Chief Executive Officer